UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported)

October 23, 2012 (October 17, 2012)

COVENTRY HEALTH CARE, INC.

(Exact name of registrant as specified in its charter).

Delaware	1-16477	52-2073000
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6720-B Rockledge Drive, Suite 700, Bethesda, Maryland 20817

(Address of principal executive offices) (Zip Code)

(301) 581-0600

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre–commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre–commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On October 17, 2012, Coventry Health Care, Inc. (“Coventry”), Aetna Inc. (“Aetna”) and Jaguar Merger Subsidiary, Inc., a wholly owned subsidiary of Aetna (“Merger Sub”), entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 19, 2012, previously entered into by the parties. Pursuant to the Merger Agreement, as amended, subject to the satisfaction of certain conditions, Merger Sub will be merged with and into Coventry, with Coventry surviving the merger as a wholly owned subsidiary of Aetna (the “Merger”).

Under the terms of the Merger Agreement (prior to the execution of the Amendment), Aetna and Coventry agreed to discuss the appropriate treatment of outstanding Coventry stock options with an exercise price greater than or equal to the Equity Award Cash Consideration (as defined in the Merger Agreement) (each such option, an “Underwater Option”). Based on those discussions, Aetna and Coventry entered into the Amendment, which provides that upon completion of the Merger, each Underwater Option will be cancelled. In addition, the Amendment provides that each holder of an Underwater Option who executes a customary acknowledgment and waiver will be eligible to receive an amount in cash calculated by reference to the exercise price of such Underwater Option and equivalent to $1.00 to $4.00 per share of Coventry common stock subject to such Underwater Option. For each active employee of Coventry, such payment will also be conditioned upon such employee remaining employed by the surviving corporation or Aetna for one year following the closing of the Merger (subject to acceleration upon termination of employment due to death, disability, an involuntary termination without cause or, in certain circumstances, a constructive termination). The maximum aggregate amount to be paid by Aetna pursuant to the Amendment with respect to the Underwater Options will not exceed $8 million.

The Amendment also amends Section 6.01(d) of the Merger Agreement to reduce the aggregate dollar value of stock units that Coventry is permitted to issue between the execution of the Merger Agreement and the consummation of the transactions contemplated thereby to new hires in the ordinary course of business from $7,000,000 to $3,000,000.

The foregoing description of the Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and incorporated by reference herein, and the Merger Agreement, which is filed as Exhibit 2.1 to Coventry’s Current Report on Form 8-K filed on August 20, 2012 and incorporated by reference herein. A copy of the Amendment has been included to provide stockholders and other security holders with information regarding its terms and is not intended to provide any factual information about Aetna or Coventry. The representations, warranties and covenants, as applicable, contained in the Amendment and the Merger Agreement have been made solely for the purposes of the Amendment and the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Amendment and the Merger Agreement; are not intended as statements of fact to be relied upon by Aetna’s or Coventry’s stockholders and other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures, as applicable, that were made between the parties in connection with the negotiation of the Amendment and the Merger Agreement, which disclosures, as applicable, are not reflected in either the Amendment or the Merger Agreement; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders or other security holders. Security holders are not third-party beneficiaries under the Amendment or the Merger Agreement (except with respect to stockholders’ right to receive the merger consideration following the effective time of the merger) and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Coventry, Aetna or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Aetna’s or Coventry’s public disclosures. Coventry acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in this Form 8-K not misleading.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)	Retention Agreement

In connection with the execution of the Amendment, on October 17, 2012, Coventry entered into a retention agreement with Michael D. Bahr, Executive Vice President and Chief Operating Officer of Coventry, contingent upon completion of the Merger. Pursuant to the retention agreement, if Mr. Bahr remains employed by the surviving corporation or Aetna continuously for 12 months following completion of the Merger or if his employment is terminated after completion of the Merger but before the 12-month anniversary of the Merger due to death, disability, an involuntary termination without cause or a constructive termination, he will receive an aggregate payment of $226,563.

The foregoing description of Mr. Bahr’s retention agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the agreement, which is attached hereto as Exhibit 10.1.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (File No. 333-184041), including Amendment No. 1 thereto, in connection with the Merger containing a definitive proxy statement/prospectus. Coventry has also filed the definitive proxy statement/prospectus with the SEC. The registration statement was declared effective on October 18, 2012. Aetna and Coventry commenced mailing the definitive proxy statement/prospectus to Coventry stockholders on or about October 19, 2012. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry are available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5430.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Coventry’s control.

Statements in this document that are forward-looking are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Coventry’s control. Important risk factors could cause actual future events to differ materially from those currently expected by Coventry’s management, including but not limited to: the failure to receive on a timely basis or otherwise, the required approvals of Coventry’s stockholders and government or regulatory agencies; the risk that a condition to closing of the Merger may not be satisfied; and the outcome of various litigation matters related to the proposed transaction. For a further discussion of risks and uncertainties, please see the risk factors described in Coventry’s Annual Report on Form 10-K for the year ended December 31, 2011 (“Coventry Annual Report”), Coventry’s Quarterly Report for the quarter ending March 31, 2012 (“Coventry First Quarter 10-Q”), and Coventry’s Quarterly Report for the quarter ending June 30, 2012 (together with Coventry’s First Quarter 10-Q, “Coventry Quarterly Reports”), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 17, 2012, by and among Coventry Health Care, Inc., Aetna Inc. and Jaguar Merger Subsidiary, Inc.*

10.1	Retention Agreement, dated October 17, 2012, by and between Coventry Health Care, Inc. and Michael D. Bahr.

*	Exhibit omitted pursuant to Item 601(b)(2) of Regulation S-K. Coventry agrees to furnish supplementally a copy of such exhibit to the SEC upon request.

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC.

By:	/s/ John J. Ruhlmann
John J. Ruhlmann
Senior Vice President and Corporate Controller

Dated: October 23, 2012

Exhibits

Exhibit Number

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 17, 2012, by and among Coventry Health Care, Inc., Aetna Inc. and Jaguar Merger Subsidiary, Inc.*

10.1	Retention Agreement, dated October 17, 2012, by and between Coventry Health Care, Inc. and Michael D. Bahr.

*	Exhibit omitted pursuant to Item 601(b)(2) of Regulation S-K. Coventry agrees to furnish supplementally a copy of such exhibit to the SEC upon request.